UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): JUNE 30, 2009

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 210, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

(847) 276-2100
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On June 30, 2009, RathGibson, Inc. (the “Company”) entered into a ninth amendment to its senior secured revolving credit facility (the “Revolving Credit Facility”), dated as of February 7, 2006, by and among the Company, RGCH Holdings Corp., Greenville Tube Company, the financial institutions who are or become lenders thereunder and General Electric Capital Corporation (in its individual capacity and as agent). The amendment to the Revolving Credit Facility: (i) permits the Company to access, during the period commencing on the effective date of the amendment and ending on the expiration of the forbearance period, as explained below, an additional $3.35 million under the Revolving Credit Facility as overadvances that would not otherwise be permitted by reference to the Company’s borrowing base (increasing the amount of incremental liquidity extended to the Company by the lenders thereunder since June 19, 2009 to $13.35 million); and (ii) increases the interest rate charged on the borrowings under the Revolving Credit Facility to prime plus 7.50% or LIBOR plus 8.50%, but not less than 10.50%, effective June 30, 2009. In addition, the forbearance period previously agreed to by the lenders under the Revolving Credit Facility has been extended to July 14, 2009, subject to certain conditions that could accelerate the expiration of the forbearance period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Jon M. Smith

Jon M. Smith

Chief Financial Officer

Date: July 6, 2009